NEWS RELEASE  July 25, 2006

Trading Symbol: AMM -TSX, AAU - AMEX

www.almadenminerals.com

Tuligtic Copper-Gold Project, Mexico Optioned to Pinnacle Mines

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that it has optioned its wholly owned Tuligtic project to Pinnacle Mines Ltd. (“Pinnacle”), a TSX-V listed exploration and development company, on terms whereby Pinnacle can earn a 60% interest in the Tuligtic project by making property expenditures of US$6 Million and issuing 1,000,000 shares of Pinnacle to Almaden within 6 years of stock exchange approval of the agreement.

The approximately 11,000 hectare Tuligtic project covers an area of intensely altered rocks roughly 5 by 5 kilometers in size. Within this area a field program carried out by Almaden identified both a porphyry copper and an epithermal gold target. The copper porphyry target occurs within K-silicate altered intrusive rocks that intrude deformed limestone which is overlain by intensely altered volcanic rocks and geologically recent, post-mineralisation ash deposits. Calc-silicate altered limestone occurs in proximity to the intrusive contacts and is associated with skarn-type copper mineralization, identified in boulders. Multiple phases make up the intrusive body which has been altered and veined. Stockwork quartz pyrite veining dominates the alteration and is associated with minor copper mineralization. This alteration is observed to overprint earlier potassic alteration. An IP geophysical survey was carried out and indicated that the exposed mineralization represents a portion of a much larger intrusive hosted system characterised by an elevated chargeability response anomaly which is open in three directions and increasing in tenor with depth. Soil sampling has returned highly anomalous copper, molybdenum, silver and gold in soil samples over areas where the altered and mineralised intrusive rocks are exposed, and elevated chargeability responses have been recorded at surface.

The epithermal gold-silver target area, which is exposed roughly one kilometre to the south of the outcropping intrusive is also characterised by extensively clay altered and silicified volcanic rocks. The alteration is indicative of the upper parts of an epithermal system and includes replacement silicification and sinter, the precipitate or sediment that was deposited from a hot spring. Quartz-calcite veins with textural evidence of boiling have been identified outcropping in limestone roughly 100 meters beneath the exposed sinter. Initial sampling of these veins and from float boulders of breccia containing quartz vein fragments have returned anomalous values in gold and silver as high as 600 g/t Ag and 6.1 g/t Au. The sinter and the overlying altered volcanic rocks are highly anomalous in Hg, As and Sb.

CEO and President of Almaden, J. Duane Poliquin, P.Eng., commented that  “The Tuligtic project represents an unexplored porphyry copper-gold project, one of the most potentially rewarding mineral projects to find. Management is very pleased to be partnered with Pinnacle which is committed to aggressively exploring this new addition to Almaden’s optioned project list.”

Morgan Poliquin, M.Sc., P. Eng., a director of the Company, is the qualified person reviewing the technical information in this news release and supervising Almaden’s exploration programs in Mexico, under the meaning of National Instrument 43-101. Samples were analysed at ALS Chemex laboratories in Vancouver, B.C., using fire assay, atomic absorption, and ICP-MS methodologies.

Almaden currently has 14 active joint ventures, including 11 in which other companies are carrying all costs in order to earn an interest in the related projects. Almaden will continue with its successful business model of creating new value by identifying high-potential projects and managing risk by forming joint ventures in which partner companies explore and develop these projects.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

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Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchange have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.